UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Bruce Newsome, Esq.

Haynes and Boone, LLP

2801 N. Harwood Street, Suite 2300

Dallas, Texas 75201

(214) 651-5119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,162,487 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,162,487 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,162,487 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 3,492 Class A Shares held by The Nicholas Trust and 3,492 Class A Shares held by The Nina Trust.
(2)

Based upon 56,185,420 Class A Shares outstanding as of November 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 8, 2023.

This Amendment No. 20 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by Edward S. Lampert, a United States citizen (the “Reporting Person”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

As of December 12, 2023, the Reporting Person may be deemed to beneficially own the common shares of beneficial interest of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
Edward S. Lampert	14,162,487	(1)	25.2	% (2)	14,162,487	(1)	0	14,162,487	(1)	0

(1)	This number includes 14,155,503 Class A Shares held by Mr. Lampert as well as 3,492 Class A Shares held by The Nicholas Trust and 3,492 Class A Shares held by The Nina Trust.
(2)

Based upon 56,185,420 Class A Shares outstanding as of November 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 8, 2023.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2023

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSON IN THE SECURITIES OF SERITAGE GROWTH PROPERTIES

Entity	Date of Transaction	Description of Transaction	Class A Shares Disposed	Price Per Class A Share
Edward S. Lampert	11/27/2023	Open Market Sales	7,599	$9.1760
Edward S. Lampert	11/28/2023	Open Market Sales	20,239	$9.1017
Edward S. Lampert	11/29/2023	Open Market Sales	17,880	$9.1337
Edward S. Lampert	12/01/2023	Open Market Sales	61,605	$9.1638
Edward S. Lampert	12/04/2023	Open Market Sales	180,000	$9.2299
Edward S. Lampert	12/05/2023	Open Market Sales	77,898	$9.2133
Edward S. Lampert	12/06/2023	Open Market Sales	77,699	$9.2327
Edward S. Lampert	12/07/2023	Open Market Sales	32,536	$9.1402
Edward S. Lampert	12/08/2023	Open Market Sales	177,406	$9.1866
Edward S. Lampert	12/11/2023	Open Market Sales	57,201	$9.1252